

Mail Stop 3030

March 12, 2009

Stephen G. Newberry
President and Chief Executive Officer
Lam Research Corp.
4650 Cushing Parkway
Fremont, California 94538

      Re: Lam Research Corporation
             Form 10-K for Fiscal Year Ended June 29, 2008
             Filed August 28, 2008
             File 0-12933

Dear Mr. Newberry:

      We have completed our limited review of your Annual Report on Form 10-K and have no further comments at this time. If you have any questions please contact Ruairi Regan at (202) 551-3269.

                    Sincerely,

                    Jay Mumford
                    Senior Attorney

cc: (by facsimile) David B. Sikes